

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 9, 2017

<u>Via email</u>
Mr. Fred DiSanto
Chief Executive Officer
Regional Brands Inc.
6060 Parkland Boulevard
Cleveland, OH 44124

> **Re: Regional Brands Inc.**
> **Form 10-K**
> **Filed March 31, 2017**
> **File No. 033-13110-NY**

Dear Mr. DiSanto:

We have reviewed your response dated October 13, 2017, and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2016</u>

<u>Controls and Procedures, page 23</u>

1. We have read your response to comment 1 in our letter dated October 2, 2017. It remains unclear to us how you could appropriately conclude that disclosure controls and procedures were effective as of December 31, 2016, and subsequent periods, given the material weaknesses identified in internal control over financial reporting. These include the high-level governance controls that also significantly impact the considerations regarding whether disclosure controls and procedures are effective. Therefore, in your Form 10-Q for the period ended September 30, 2017, please disclose your conclusion regarding the effectiveness of disclosure controls and procedures pursuant to Item 307 of Regulation S-K and appropriately address the impact of the material weaknesses identified. Provide the disclosures required by Item 308(c) and disclose your plan to remediate the material weaknesses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction